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09056310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC Mail Processing Section
MAR 16 2009
Washington, DC
120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** AND ENDING **December 31, 2008**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VTRADER PRO, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 950

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan **(415) 293-3858**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

VTRADER PRO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

INDEPENDENT AUDITORS' REPORT

To the Members
VTRADER PRO, LLC

We have audited the accompanying statement of financial condition of VTRADER PRO, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTRADER PRO, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
March 9, 2009

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

VTRADER PRO, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 112,518
Securities owned, pledged, at fair value (see note 3)	330,174,981
Receivable from broker-dealers and clearing organizations (see note 5)	15,533,983
Other assets	1,768,276
Total assets	$ 347,589,758
Liabilities and Members' Equity	
Securities sold short, at fair value (see note 3)	$ 260,640,062
Payable to broker-dealers and clearing organizations (see note 5)	20,153,983
Distribution payable to members	2,610,000
Accounts payable and accrued liabilities	893,746
Unrealized loss on futures, net	341,934
Total liabilities	284,639,725
Members' equity	62,950,033
Total liabilities and members' equity	$ 347,589,758

See Accompanying Notes to Statement of Financial Condition

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: VTRADER PRO, LLC (the "Company") is a market maker and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Chicago Board Options Exchange, Philadelphia Stock Exchange and the Boston Options Exchange. The Company is a California limited liability company formed in April 2004. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are valued at fair value based on quoted market prices.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income taxes: The Company elects to be treated as a pass-through entity and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying financial statements.

Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. Management has elected to defer application of FIN 48 until 2009 pursuant to FASB Staff Position 48-3. Management believes the Company has no tax positions that would be subject to recognition or measurement under FIN 48 and does not expect application of FIN 48 to have a material impact on the financial statements.

Use of estimates: The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. *Cash*

Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. *Securities Owned and Sold Short*

Securities owned and sold short consist of trading securities reported at fair values, as follows:

	Securities Owned	Securities Sold Short
Equities	$ 248,901,531	$ 152,200,820
Equity options	81,273,450	108,439,242
Total	$ 330,174,981	$ 260,640,062

Securities owned are priced at fair value and are considered to be valued using Level 1 inputs in accordance with SFAS 157. Level 1 is defined as those assets which have a quoted price in the market place. The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

On December 31, 2008 the Company owned the following securities which were thinly traded and had limited liquidity:

Issuer	Country	Industry	Number of shares	Fair Value December 31, 2008
Maxlife Fund Corp.	Canada	Insurance	2,105,396	$ 33,686,336
OptimumBank Holdings Inc.	USA	Financial	94,737	427,264
Raven Gold Corp.	USA	Basic Materials	2,987,135	29,871
Kentucky USA Energy, Inc.	USA	Oil & Gas	2,195,000	1,207,250
Antares Pharma Inc.	USA	Healthcare	3,543,074	1,310,937
AMDL, Inc.	USA	Healthcare	1,020,701	704,284
Henya Food Corp.	USA	Food Wholesale	2,500,000	2,325,000
Total				$ 39,690,942

The Company took a marketplace blockage deduction of $37,808,988 in its net capital computation for these positions.

4. *Members' Equity*

The Company's operating agreement provides that the managing member has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company.

Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have individual accounts and are responsible for the profits and losses of their respective trading accounts. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason.

5. *Receivable from and Payable to Broker-Dealers and Clearing Organizations*

Receivable from and payable to broker-dealers and clearing organizations as of December 31, 2008 consists of the following:

Receivable from clearing brokers	$ 15,533,983
Payable to clearing brokers	$ 20,153,983

The receivable from clearing brokers consists of cash deposits in the Company's trading account. Payable to clearing brokers represents cash borrowed from clearing brokers on margin for trading activities. Receivables and payables to clearing brokers also include balances due to or due from clearing brokers for unsettled trades.

6. *Market Risk, Off-Balance-Sheet Risk and Credit Risk*

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

6. *Market Risk, Off-Balance-Sheet Risk and Credit Risk (continued)*

Market risk and off-balance sheet risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2008 at the fair value of the related securities and may incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears a majority of its trades through two clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

7. *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $10,764,629, which was $10,531,046 in excess of its required net capital of $233,583. The Company's aggregate indebtedness to net capital ratio was 0.33 to 1.

8. *Related Party Transactions*

The Company maintains a trading account with another broker-dealer affiliated with the managing member of the Company. At December 31, 2008, the Company had a cash balance of $1,565,951 in this account, which is included in other assets on the statement of financial condition.

At December 31, 2008, accounts payable and accrued liabilities in the accompanying statement of financial condition include $60,000 for consulting fees payable to a managing member.